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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  ____________

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                              (Amendment No. ____)

                           IBW Financial Corporation
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                                (Name of Issuer)

                         Common Stock, $1.00 par value
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                         (Title of Class of Securities)

                                   448939108
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                                 (CUSIP Number)


                               Page 1 of 5 Pages
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CUSIP No. 448939108                                            Page 2 of 5 Pages

1.   NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     B. Doyle Mitchell, Jr.  S.S. No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [_]
                                                               (b) [_]
     Not applicable

3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

  NUMBER OF      5.  SOLE VOTING POWER 75,813 (includes 73,813 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee)
   SHARES

BENEFICIALLY     6.  SHARED VOTING POWER  54,720 (represents shares held by the
                     Employee Stock Option Plan of Issuer's subsidiary (the
  OWNED BY           "ESOP"), as to which reporting person acts as co-trustee)

    EACH         7.  SOLE DISPOSITIVE POWER  75,813 (includes 73,813 shares owned by self-settled  revocable trust, as to which
  REPORTING          reporting person acts as sole trustee)

 PERSON WITH     8.  SHARED DISPOSITIVE POWER 54,720 (represents shares held by the ESOP, as to which reporting person acts as co-trustee)

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,533 (includes 73,813 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, and 54,720 shares held by the ESOP, as to which reporting person acts as co-trustee)

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X]

     Does not include 500 shares owned by reporting person's spouse. Does not include an aggregate of 100,763 shares (15.81%) of Common Stock beneficially owned by Cynthia T. Mitchell, reporting person's mother, directly and as trustee under various trusts. Does not include 77,407 shares (12.15%) of Common Stock beneficially owned by Patricia A. Mitchell, reporting person's adult sister. The reporting person disclaims beneficial ownership of all of such shares. Does not included reporting person's interest in shares of Issuer's common stock held in ESOP by virtue of his status as an employee of Issuer (President of Issuer and subsidiary bank).

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.49% (includes 11.90% as trustee of self-settled revocable trust and 8.59% as co-trustee of ESOP)

12.  TYPE OF REPORTING PERSON*  IN
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CUSIP No. 448939108                                            Page 3 of 5 Pages

Item 1(a).  Name of Issuer:

     The name of the Issuer is IBW Financial Corporation, a District of Columbia corporation.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The principal executive offices of the Issuer are located at 4812 Georgia Avenue, Washington, DC 20011.

Item 2(a).  Name of Person Filing:

     B. Doyle Mitchell, Jr.

Item 2(b).  Address of Principal Business Office, or if None, Residence:

     The reporting person's business address is : 4812 Georgia Avenue, Washington, DC 20011.

Item 2(c).  Citizenship:

     The reporting person is a citizen of the United States.

Item 2(d).  Title of Class of Securities.

     The class of securities to which this statement relates is the Common Stock, $1.00 par value of IBW Financial Corporation.

Item 2(e).  CUSIP Number.

     448939108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the filing person is a:

     (a)[_] Broker or dealer registered under Section 15 of the Act,

     (b)[_] Bank as defined in Section 3(a)(60) of the Act,

     (c)[_] Insurance Company as defined in Section 3(a)(19) of the Act,

     (d)[_] Investment Company registered under Section 8 of the Investment Company Act,

     (e)[_] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,

     (f)[_] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

     (g)[_] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see
            Item 7,

     (h)[_] Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

     Not applicable.
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CUSIP No. 448939108                                            Page 4 of 5 Pages

Item 4.   Ownership

     As of December 31, 1996, the reporting person owned shares of the Common Stock as set forth below. The reporting person did not own any options, warrants, or other rights to purchase or acquire any additional shares of Common Stock, or any securities exchangeable for or convertible into shares of Common Stock. The reporting person is a beneficiary or successor beneficiary under the testamentary provisions of certain revocable trusts holding shares of Common Stock established by family members.

     (a) Amount beneficially owned: 130,533 (includes 73,813 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee, and 54,720 shares held by Employee Stock Option Plan of Issuer's subsidiary, as to which reporting person acts as co-trustee). Does not include 500 shares owned by reporting person's spouse. Does not include an aggregate of 100,763 shares (15.81%) of Common Stock beneficially owned by Cynthia T. Mitchell, reporting person's mother, directly and as trustee under various trusts. Does not include 77,407 shares (12.15%) of Common Stock beneficially owned by Patricia A. Mitchell, reporting person's adult sister. The reporting person disclaims beneficial ownership of all of such shares. Does not include reporting person's interest in shares of Common Stock held by ESOP by virtue of his status as an employee of Issuer.

     (b) Percent of Class: 20.49% (includes 11.90% as trustee of self-settled revocable trust and 8.59% as co-trustee of ESOP)

     (c) Number of shares as to which such person has:

     (i) Sole power to vote or to direct the vote: 75,813 (includes 73,813 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee)

     (ii) Shared power to vote or direct the vote: 54,720 (represents shares held by ESOP, as to which reporting person acts as co-trustee)

     (iii) Sole power to dispose or direct the disposition of: 75,813 (includes 73,813 shares owned by self-settled revocable trust, as to which reporting person acts as sole trustee)

     (iv) Shares power to dispose or direct the disposition of: 54,720 (represents shares held by ESOP, as to which reporting person acts as co-trustee)

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Certain employees of the Issuer and its subsidiary bank are entitled to receive dividends paid in respect of, or the proceeds of, the shares of Common Stock beneficially owned by the ESOP. No such employee, however, is entitled to receive dividends or proceeds with respect to shares beneficially owned by the ESOP constituting more than five percent of the total number of shares of Common Stock outstanding.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.
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CUSIP No. 448939108                                            Page 5 of 5 Pages

Item 8.   Identification and Classification of Members of the Group.

     Not applicable.

Item 9.   Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 1997                    /s/ B. Doyle Mitchell, Jr.
                                    -------------------------------------------
                                    B. Doyle Mitchell, Jr.